Exhibit 12.1

Ratio of Earnings to Fixed Charges — As adjusted (See Note 2 to the Consolidated Financial Statements)

(in thousands)

	2009	2008	2007	2006	2005
Fixed Charges Computation:
Preferred stock dividend	$—	$—	$1,555	$1,927	$1,854
Interest expense	24,084	34,853	38,574	12,467	5,075
Assumed interest element included in rent expense	2,608	2,313	1,446	1,278	935

Total fixed charges and preferred stock dividend	$26,692	$37,166	$41,575	$15,672	$7,864

Earnings Computation:
Earnings before income taxes and equity in loss of investees and noncontrolling interests	$442,302	$276,105	$121,861	$60,225	$35,703

Less:
Preferred stock dividend	—	—	(1,555)	(1,927)	(1,854)
Noncontrolling interests	—	(4,386)	(6,083)	(2,824)	(816)

Add:
Fixed charges	26,692	37,166	41,575	15,672	7,864
Earnings as adjusted	$468,994	$308,885	$155,798	$71,146	$40,897

Ratio of earning to fixed charges	17.6x	8.3x	3.9x	5.2x	6.8x

Ratio of earnings to fixed charges and preferred stock dividend	17.6x	8.3x	3.7x	4.5x	5.2x